FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Brilinta approved in the US in stroke

6 November 2020 07:00 GMT

Brilinta approved in the US to reduce the risk of stroke in patients with an acute ischaemic stroke or high-risk transient ischaemic attack

New indication expands use of Brilinta beyond cardiovascular disease to patients with mild-to-moderate stroke

AstraZeneca's Brilinta (ticagrelor) has been approved in the US to reduce the risk of stroke, a leading cause of disability and death worldwide, in patients with acute ischemic stroke (National Institutes of Health Stroke Scale score ≤5) or high-risk transient ischaemic attack (TIA).

The approval by the US Food and Drug Administration (FDA) was based on positive results from the THALES Phase III trial that showed aspirin plus Brilinta 90mg significantly reduced the rate of the composite of stroke and death compared to aspirin alone in patients with acute ischaemic stroke or TIA.1 The decision follows the Priority Review designation granted by the FDA in July 2020.

Dr. Clay Johnston, lead investigator for the THALES Phase III trial and Dean of the Dell Medical School at The University of Texas in Austin, US, said: "One in four patients who have had a stroke will experience a second one, with the risk particularly high within the first 30 days. The approval of Brilinta in combination with aspirin is an important advancement to reduce the risk of recurrent stroke and much-awaited good news for physicians and patients."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "In the US, someone has a stroke every 40 seconds and the impact on a person's life can be truly devastating. Brilinta is a well-established medicine across patients with coronary artery disease and with today's approval, we can now expand its potential to patients with an acute ischaemic stroke or transient ischemic attack."

The THALES trial demonstrated that Brilinta 90mg used twice daily and taken with daily aspirin for 30 days, reduced the rate of the primary composite endpoint of stroke and death by 17% (absolute risk reduction = 1.1%; hazard ratio 0.83; 95% confidence interval 0.71-0.96, p=0.015), compared to aspirin alone in patients with an acute ischemic stroke or TIA.1 This was a statistically significant and clinically meaningful reduction. The primary composite endpoint was driven by a reduction in stroke.

The risk for severe bleeding events was 0.5% in patients receiving aspirin plus Brilinta and 0.1% for aspirin alone. The results were in line with the known safety profile of Brilinta.1 Full data from the THALES Phase III trial can be found in The New England Journal of Medicine.

Regulatory submissions to expand the approved indication are also under regulatory review in China and in the EU where the medicine's name is Brilique.

Brilinta is approved in more than 110 countries for the prevention of atherothrombotic events in adult patients with acute coronary syndrome (ACS) and in more than 70 countries for the secondary prevention of cardiovascular events among patients who are at high-risk and have experienced a heart attack. In May 2020, the US FDA approved a new indication for Brilinta to include the reduction of the risk of a first heart attack or stroke in high-risk patients with coronary artery disease.

Stroke
An ischaemic stroke is caused by a blockage cutting off the blood supply to a region of the brain. A transient ischaemic attack, is a temporary blockage of the blood supply to a region of the brain, resulting in symptoms only lasting for a short amount of time. Stroke is a leading cause of disability and death worldwide.2 In the US, someone has a stroke every 40 seconds, and every four minutes, someone dies of stroke.3 About one in four strokes are recurrent, with the risk particularly high within 30 days after the initial event and even higher when looking at time periods closer to the initial event.4,5

THALES
THALES is an AstraZeneca-sponsored, randomised, placebo-controlled, double-blinded, international, multicentre, event-driven Phase III trial involving more than 11,000 patients from 28 countries. It tested the hypothesis whether aspirin plus Brilinta is superior to aspirin alone in preventing the composite of stroke and death in patients with non-cardioembolic acute ischaemic stroke or high-risk TIA. Patients were randomised within 24 hours of onset of acute ischaemic stroke or high-risk TIA symptoms and treated for 30 days. Study treatments were Brilinta 180mg loading dose on day 1, followed by 90mg twice daily on days 2-30, or matching placebo. All patients received open-label aspirin 300-325mg on day 1, followed by 75-100mg once daily on days 2-30. The primary efficacy outcome was the time to the composite endpoint of stroke and death at 30 days. The primary safety outcome is time to first severe bleeding event according to the Global Utilization of Streptokinase and Tissue Plasminogen Activator for Occluded Coronary Arteries (GUSTO) definition, which includes fatal bleedings, intracranial haemorrhage; and bleeding causing hemodynamic compromise requiring intervention.

Brilinta
Brilinta (ticagrelor) is an oral, reversible, direct-acting P2Y12 receptor antagonist that works by inhibiting platelet activation. Brilinta, together with aspirin, has been shown to significantly reduce the risk of major adverse cardiovascular (CV) events (heart attack, stroke or CV death), in patients with ACS or a history of heart attack. In the US, Brilinta is also indicated for the reduction of the risk of a first heart attack or stroke in high-risk patients with coronary artery disease.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Brilinta (ticagrelor) prescribing information. AstraZeneca Pharmaceuticals LP.
2. Johnston SC, Amarenco P, Denison H, et al. Ticagrelor and aspirin or aspirin alone in acute ischemic stroke or TIA. N Engl J Med 2020; 383:207-217.
3. Virani SS, Alonso A, Benjamin EJ et al. Heart disease and stroke statistics-2020 update: a report from the American Heart Association. Circulation. 2020;141(9):e139-e596.
4. Hankey GJ. Secondary stroke prevention. Lancet Neurol 2014; 13(2):178-94.
5. Coull AJ, Lovett JK, and Rothwell PM. Population based study of early risk of stroke after transient ischaemic attack or minor stroke: implications for public education and organisation of services. BMJ. 2004;328:326.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary